Del Monte Pacific Limited
c/o 78 Shenton Way #26-01, Singapore 079120
Telephone No: (65) 324 6822 Facsimile No: (65) 221 9477

30 December 2003

By Courier

SEC No. 82-5068

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Avenue, N.W.
Washington, DC 20549

Re: *Del Monte Pacific Limited*
Submission Pursuant to Rule 12g 3-2 (b)
Under the Securities Exchange Act of 1934

Gentlemen:

We are submitting the following information on behalf of Del Monte Pacific Limited in order for it to continue to maintain current information for its qualification to claim exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") available to foreign private issuers to Rule 12g3-2(b) under the Exchange Act.

We respectfully request that this submission be duly recorded. If you have any question regarding this filing, or require additional information, please contact the undersigned at the following numbers:

Trunk Line	:	(+632) 8107501
Direct Line	:	(+632) 8481660
Fax No.	:	(+632) 8480308
E-mail	:	deguzmanrb@delmonte-phil.com
		ginnydg@info.com.ph

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to us by mail.

Thank you.

Yours sincerely,

REGINA SIMONA B. DE GUZMAN
Assistant Secretary

cc: Ms. Andres Estay
Assistant Treasurer
The Bank of New York
Depositary Receipts
101 Barclay St., 22nd Floor West
New York, NY 10286

DEL MONTE PACIFIC LIMITED

A. SGX ANNOUNCEMENTS

MASNET NO.	*ANNOUNCEMENT NO.*	*DATE*	*PARTICULARS*
90	90	22.10.2003	Revised Business Outlook for 2003
36	36	05.11.2003	Resignation of Director/Member of the Audit Committee, Nominating Committee and the Remuneration & Share Option Committee; Cessation of Alternate Member - Filippo Fucile
9	9	06.11.2003	Del Monte Pacific to Announce Third Quarter 2003 Results on 13 November 2003
13	13	13.11.2003	Del Monte Pacific 3Q 2003 Results Presentation
11	11	13.11.2003	Management Discussion and Analysis of Unaudited Financial Condition and Results of Operations for the Third Quarter Ended 30 September 2003
41	41	14.11.2003	Third Quarter 2003 Conference Call Q&A Highlights – 14 November 2003
29	29	17.12.2003	Resignation of Director – Aldo Marsegaglia

B. Del Monte Pacific Releases 3Q 03 Results on Thu, 13 Nov 2003, Invest (invest@delmontepacific.com), 6 Nov 2003

C. Del Monte Pacific Nine-Month Results Impacted by El Nino, Invest (invest@delmontepacific.com) , 13 Nov 2003

D. Del Monte Pacific 3Q 03 Conference Call Q&A Highlights, Invest (invest@delmontepacific.com), 14 Nov 2003

MASNET No. 90 OF 22.10.2003
Announcement No. 90

DEL MONTE PACIFIC LIMITED

REVISED BUSINESS OUTLOOK FOR 2003

The Directors of Del Monte Pacific Limited ("DMPL" or the "Company") would like to refer to the announcement of the Company's results for the second quarter ended 30 June 2003 made on 20 August 2003 wherein it was stated that "full year 2003 net profit is now expected to decline moderately versus 2002 instead of increasing slightly".

Since reporting second quarter results, DMPL has experienced more severe than originally expected effects from the El Niño weather pattern, resulting in lower harvest yields and consequently higher product costs, and causing some supply shortages in various product categories. In addition, the Company has experienced weaker market conditions for its non-processed product segment which accounts for about 10% of sales; reduced export sales due to strict credit controls; and a Philippine economic environment which continues to remain soft.

Due to the abovementioned reasons, it is anticipated that the Company's consolidated net profit for the full year ended 31 December 2003 will post a greater decline than reported earlier.

Whilst DMPL expects the operating environment to remain challenging, the management continues to take determined actions to strengthen the Company's core businesses through product innovation, along with reinforcing its market leadership in the Philippines through new product launches and active consumer loyalty programs. DMPL continues with its commitment to product quality and customer service to expand existing markets and build new ones, while managing operating costs.

The Directors expect to release the Company's third quarter results on 13 November 2003.

By Order of the Board
DEL MONTE PACIFIC LIMITED

Submitted by Yvonne Choo, Company Secretary on 22/10/2003 to the SGX

MASNET No. 36 OF 05.11.2003
Announcement No. 36

DEL MONTE PACIFIC LIMITED

(1) RESIGNATION OF DIRECTOR/MEMBER OF THE AUDIT COMMITTEE, NOMINATING COMMITTEE AND THE REMUNERATION AND SHARE OPTION COMMITTEE
(2) CESSATION OF ALTERNATE MEMBER

The Board of Directors of Del Monte Pacific Limited (the "Company" or "DMPL") wishes to announce the resignation of Mr Filippo Fucile as a non-executive Director of the Company on 31 October 2003 and the relinquishment of his positions as a member of the Audit Committee, Nominating Committee ("NC") and the Remuneration and Share Option Committee ("RSOC") on the same date. Following Mr Fucile's resignation, Mr Thomas F. Warner will cease as an alternate member to Mr Fucile on the NC and RSOC on 31 October 2003.

The Board of DMPL records its appreciation to Mr Fucile for his outstanding contribution to the Company and wish him well in his future endeavours.

By Order of the Board
DEL MONTE PACIFIC LIMITED

Submitted by Yvonne Choo, Company Secretary on 05/11/2003 to the SGX

MASNET No. 9 OF 06.11.2003
Announcement No. 9

SEC. NO. 82-5068

DEL MONTE PACIFIC LIMITED

DEL MONTE PACIFIC TO ANNOUNCE THIRD QUARTER 2003 RESULTS ON 13 NOVEMBER 2003

Del Monte Pacific Limited will announce the Group's third quarter 2003 results on Thursday, 13 November 2003.

Online Access
The Management Discussion and Analysis (MDA) and the PowerPoint Presentation on the results will be posted on www.delmontepacific.com after market closes on 13 November 2003.

Submitted by Yvonne Choo, Company Secretary on 06/11/2003 to the SGX

SEC. NO. 82-5068

MASNET No. 13 OF 13.11.2003
Announcement No. 13

DEL MONTE PACIFIC LIMITED

Del Monte Pacific 3Q 2003 Results Presentation

DMPL 3Q 2003 Power Point-13 Nov.pdf

Submitted by Yvonne Choo, Company Secretary on 13/11/2003 to the SGX

SEC. NO. 82-5068

1

Del Monte Pacific Limited

3Q 2003 Results
13 November 2003



2

Agenda

- 9M 2003 Summary
- 3Q 2003 Highlights and Analysis
- Outlook for 2003 and 2004
- Appendix

3

9M 2003 profits down 20%

In US$m	9M 2002	**9M 2003**	Change
Turnover	133.9	**127.7**	↓ 5%
EBITDA	25.8	**22.6**	↓ 13%
PBIT	22.7	**18.3**	↓ 20%
Net Profit	20.9	**16.8**	↓ 20%
EPS (US cents)	1.95	**1.57**	↓ 20%
Dividend Per Share (US cents)	0.41	**0.41**	-
Net Debt	7.1	**13.5**	↑ 90%

4

3Q impacted mainly by ↑ product cost

In US$m	3Q 2002	**3Q 2003**	Change
Turnover	49.1	**43.1**	↓ 12%
EBITDA	10.6	**5.7**	↓ 46%
PBIT	9.1	**4.0**	↓ 56%
Net Profit	7.7	**3.4**	↓ 56%
EPS (US cents)	0.72	**0.32**	↓ 56%
Net Debt	7.1	**13.5**	↑ 90%

5

3Q turnover fell 12%

- Lower exports due to strict credit control
- Soft Philippine market and unfavourable currency translation
- Lower non-processed turnover

Variance Analysis of Turnover (in US$m)


3Q02
+0.4
3Q03
49.1
-5.2
-1.2
43.1
Mix
Volume
Currency

6

3Q margins down

- More severe than expected impact from El Niño drove up product costs


Gross Profit
21.9%
28.5%
PBIT
9.2%
18.6%
Net Profit
7.9%
15.7%
0%
10%
20%
30%
3Q 02
3Q 03

7

3Q PBIT declined 56%

- Lower turnover
- Higher product costs
- Higher marketing expenses

Variance Analysis of PBIT (in US$m)


3Q02
3Q03
9.1
-4.5
-0.8
+0.2
4.0
PBIT
Gross Profit
Dist. & Selling Exp.
Other Operating Exp.
PBIT

8

3Q core vs non-core turnover

- Core products declined by 11% due to 8% lower volume and 3% currency translation effect
- Small non-core segment fell 24% on lower volume and pricing


Core products
11%
91%
9%
Non-core products
24%

Core products = processed products and beverages
Non-core products = non-processed products (cattle and fresh pineapples)

9

3Q core vs non-core PBIT

- Core products PBIT declined by 56%
- Non-core segment fell 58%


Core products
56%
95%
5%
Non-core products
58%

Core products = processed products and beverages
Non-core products = non-processed products (cattle and fresh pineapples)

10

Product analysis

Turnover:
- Processed products down on lower volume and currency translation
- Non-processed down on lower volume and pricing
- Beverages up driven by higher pricing

PBIT:
- Processed products down due to lower turnover, higher product and marketing costs
- Non-processed down on lower volume and pricing
- Beverages down on higher product costs


Turnover
Processed products
16%
65%
9%
26%
Non-processed products
24%
Beverages
5%


PBIT
Processed products
69%
53%
5%
42%
Non-processed products
58%
Beverages
12%

Market analysis

Turnover:

- Asia affected by soft Philippine market, currency translation and lower sales in the rest of Asia
- Europe/North America declined due to strict credit controls

PBIT:

- Asia declined due to lower turnover plus higher product and marketing costs
- Europe/N. America declined on lower volume and higher product costs


Turnover
58%
Asia 16%
42%
Europe/N America 6%


PBIT
50%
Asia 63%
50%
Europe/N America 47%

Net debt position

- Net debt rose to US$13.5m mainly due to the interim dividend payout

Variance Analysis of Cash Flow (in US$m)


2Q03
3Q03
+0.8
Net Debt
-8.4
-0.6
-4.4
-0.9
Operation
Capex
Dividend
Others
Net Debt
-13.5

13

Lower capex

- 3Q Capex declined as the final phase of the cornerstone fruit receiving system project was completed in June


US$ million
16
12
8
4
0
CAPEX
— Depreciation
7.6
6.5
11.1
14.9
10.3
7.4
5.2
2.9
0.6
3.0
3.1
3.4
3.7
4.4
1.1
1998
1999
2000
2001
2002
9M02
9M03
3Q02
3Q03

14

Outlook for 2003

Factors affecting 4Q performance

vs 3Q03	vs 4Q02
Continued growth in new products	Growth in new products
Lower El Niño impact	El Niño impact
Higher exports	Soft Philippine market
	Higher marketing costs

Decline in 4Q03 vs 4Q02 but <u>not as steep</u> as 3Q drop

Overall, FY2003 profit lower vs FY2002

SEC. NO. 82-5068

Outlook for 2004

- El Niño effect to subside ↑
- Continued growth in new products ↑
- Higher export sales ↑
- Higher non-fruit costs ↓

Improvement over 2003

Appendix

17

9M 2003 profit & loss (S$)

In S$m	9M 2002	**9M 2003**	Change
Turnover	241.1	**223.4**	↓ 7%
EBITDA	46.5	**39.5**	↓ 15%
PBIT	40.8	**31.9**	↓ 22%
Net Profit	37.6	**29.4**	↓ 22%
EPS (SG cents)	3.51	**2.75**	↓ 22%
Dividend Per Share (SG cents)	0.74	**0.72**	↓ 3%
S$: US$	1.80	**1.75**	↑ 3%

18

3Q 2003 profit & loss (S$)

In S$m	3Q 2002	**3Q 2003**	Change
Turnover	86.4	**75.4**	↓ 13%
EBITDA	18.7	**10.0**	↓ 47%
PBIT	16.1	**7.0**	↓ 57%
Net Profit	13.6	**5.9**	↓ 56%
EPS (SG cents)	1.27	**0.56**	↓ 56%
S$: US$	1.76	**1.75**	↓ 1%

19

9M turnover by market and product

Percentage of total turnover

Asia

- Del Monte Philippines
- Del Monte Asia (Kikkoman)
- Del Monte Fresh Produce



63%
37%

Europe/North America

- Del Monte Foods
- Kraft Canada
- Cirio Del Monte

Processed



67%
25%
8%

Non-processed

Beverages

20

PBIT margin by market

% Margin



24
20
16
12
8
4
0
18.6
9.2
17.9
7.8
19.8
11.2
Total
Asia
Europe/North America
3Q 02
3Q 03

- Overall weaker PBIT margin
- Asia declined on lower volume, currency and higher costs
- Europe/North America declined due to lower volume and higher product costs

21

PBIT margin by product


% Margin
24
20
16
12
8
4
0
18.6
9.2
20.3
7.5
17.4
14.7
10.1
5.5
Total
Processed Products
Beverages
Non-Processed Products
3Q 02
3Q 03

- Processed products declined on lower volume, currency and higher cost
- Beverages declined on higher cost
- Non-processed down on lower turnover

22

IAS 41 impact

- **Without IAS 41, net profit would have been US$3.2m instead of US$3.4m**


US$ million
59%
56%
10
8
6
4
2
0
7.7
3.2
7.7
3.4
Before IAS adjustment
After IAS adjustment
3Q 02
3Q 03

23

New accounting standard: IAS 41

- Standard applies to:
  - Biological assets (pineapple plants and cattle)
  - Agricultural produce (harvested pineapples)
- Requires biological assets and agricultural produce to be measured at fair value
- Changes in fair value of biological assets and agricultural produce are recognised in P&L and disclosed separately in the notes
- For unsold harvested pineapples and cattle at each reporting period, the P&L impact of changes in fair value is recognised in other operating expense/income
- For sold goods, there is no net P&L impact

24

Employer of the year award

- DMPL's key operating subsidiary, Del Monte Philippines Inc (DMPI), won the prestigious 2003 Employer of the Year Award
- Only DMPI has won 3x in the award's 27-year history in the Philippines
- Sustainable period of industrial peace with no notices of strike and lock-outs for more than 30 years
- The 2003 Personnel Manager of the Year Award was also awarded to our own VP for Corporate HR and Corporate Affairs

Share price performance


Base = 100
Outperformed STI in first half but underperformed in 3Q 2003
DMPL Share Price Index
Straits Times Index


Volume (in m shares)
DMPL YTD volume up 60% over last year
Share Price (S$)

SEC. NO. 82-5068

MASNET No. 11 OF 13.11.2003
Announcement No. 11

DEL MONTE PACIFIC LIMITED

Management Discussion and Analysis of Unaudited Financial Condition and Results of Operations for the Third Quarter Ended 30 September 2003

DMPL 3Q03 MDA-13 Nov.pdf

Submitted by Yvonne Choo, Company Secretary on 13/11/2003 to the SGX

SEC. NO. 82-5068

Del Monte Pacific Limited

Management Discussion and Analysis of Unaudited Financial Condition and Results of Operations for the Third Quarter Ended 30 September 2003

CONTENTS

For enquiries, please contact:

Jennifer Luy
Del Monte Pacific Limited
Tel: (65) 6228 9702
Fax: (65) 6221 9477
HP: (65) 9824 6765
jluy@delmontepacific.com

DEL MONTE PACIFIC NINE-MONTH RESULTS IMPACTED BY EL NIÑO

- **9M turnover down 5% to US$128m; 9M net profit fell 20% to US$16.8m**
- **3Q turnover declined 12% to US$43m; 3Q net profit down 56% to US$3.4m**
- **3Q profits particularly affected by higher El Niño-related product costs**

Singapore, 13 November 2003 – Mainboard-listed Del Monte Pacific Limited (Bloomberg: DELM SP, Reuters: DMPL.SI) announced its turnover for the first nine-months of 2003 was US$127.7 million, down 5% versus the prior year, while net profit fell 20% to US$16.8 million from US$20.9 million.

Third quarter turnover was US$43.1 million, down 12% compared to that of the same quarter last year, while net profit fell 56% to US$3.4 million from US$7.7 million.

"As announced recently, third quarter results were hit much harder than earlier anticipated by higher El Niño-related product costs," said Mr. Tony Chew Leong-Chee, Chairman of DMPL.

In addition, third quarter turnover was affected by weaker market for non-processed products, lower export sales due to strict credit controls relating to shipments to Europe, and a soft Philippine economy.

Turnover of processed products declined by 16% in the third quarter, while the beverage segment - accounting for 26% of Group turnover - grew by 5% driven by higher pricing.

Overall, the Group's gross profit margin declined by 6.6 percentage points to 21.9% from 28.5% primarily due to higher product costs.

PBIT decreased by 56% to US$4 million from US$9.1 million reflecting lower sales, higher product costs and higher marketing expenses.

The Company expects the fourth quarter results to decline versus the same quarter last year, although not as steeply as in the third quarter. Therefore, full year 2003 profit is expected to be lower than that in 2002, as indicated in our revised business outlook statement issued on 22 October 2003.

Looking ahead, while the Company expects the residual effects of El Niño to continue into 2004, recent improvements in fruit quality suggest the worst is over. In addition, it is expected that exports will improve. However, the core Philippine market and the non-processed product segment are forecast to remain soft.

Overall, the Company expects an improved, although still difficult, operating environment for 2004, and anticipates that its financial performance will improve over 2003.

FINANCIAL HIGHLIGHTS

Amounts in US$'000 unless otherwise stated[1]	For the three months ended 30 Sep		YoY Change	For the nine months ended 30 Sep		YoY Change
	2003	2002 (Restated)[2]	(%)	2003	2002 (Restated)[2]	(%)
Turnover	**43,078**	49,072	(12.2)	**127,680**	133,920	(4.7)
Gross profit	**9,440**	13,967	(32.4)	**34,645**	37,098	(6.6)
Gross profit margin (%)	***21.9***	*28.5*	*(6.6 ppt)*	***27.1***	*27.7*	*(0.6 ppt)*
EBITDA[3]	**5,700**	10,604	(46.2)	**22,583**	25,838	(12.6)
EBITDA margin (%)	***13.2***	*21.6*	*(8.4 ppt)*	***17.7***	*19.3*	*(1.6 ppt)*
PBIT[4]	**3,981**	9,127	(56.4)	**18,255**	22,671	(19.5)
PBIT margin (%)	***9.2***	*18.6*	*(9.4 ppt)*	***14.3***	*16.9*	*(2.6 ppt)*
Net profit	**3,399**	7,710	(55.9)	**16,805**	20,909	(19.6)
Net profit margin (%)	***7.9***	*15.7*	*(7.8 ppt)*	***13.2***	*15.6*	*(2.4 ppt)*
EPS (US cents)	0.32	0.72	(55.9)	**1.57**	1.95	(19.6)
Net debt	**13,534**	7,126	89.9	**13,534**	7,126	89.9
Cash flow from operations	**839**	1,984	(57.7)	**1,400**	3,046	(54.0)
Capital expenditure	**569**	2,934	(80.6)	**5,234**	7,372	(29.0)
Dividend per share (US cents)	**-**	-	-	**0.41**	0.41	-

1 The Company's reporting currency is US dollars. See Notes to the Financial Statements number 1 for the Singapore-dollar equivalent table
2 2002 figures were restated as a result of the adoption of International Accounting Standard (IAS) 41, see page 17
3 Earnings Before Interest, Tax, Depreciation, Amortisation and Foreign Exchange Gains (Losses)
4 Profit Before Interest and Tax. Effective second quarter 2003, the Group has adopted the generally accepted definition of PBIT, which is Profit before Interest and Tax. Previously, the Group's definition of PBIT was Profit before Interest Expense, Foreign Exchange Loss and Tax

REVIEW OF OPERATING PERFORMANCE

Group turnover for the third quarter declined by 12% to US$43.1 million from US$49.1 million, while year-to-date turnover posted a lower decline of 5% to US$127.7 million.

The Group's gross profit margin in the quarter declined by 6.6 percentage points to 21.9% from 28.5% due to higher El Niño-related product costs. For the nine-month period, gross profit margin declined marginally to 27.1% from 27.7%.

PBIT for the third quarter decreased by 56% to US$4 million from US$9.1 million, reflecting lower sales, higher product costs and higher marketing expenses. Year-to-date PBIT of US$18.3 million was lower by 20%.

Net profit for the third quarter fell 56% to US$3.4 million from US$7.7 million mainly due to lower PBIT, while that for the nine-month period declined by 20% to US$16.8 million.

Our core products - processed products and beverages - which accounted for 91% of total turnover in the third quarter, decreased by 11% due to an 8% volume decline and a 3% currency translation effect. However, year-to-date turnover for our core products of US$117.1 million was flat compared to that of the same period last year.

Non-processed products – mainly the non-core cattle business plus fresh pineapples sold only in Asia – which accounted for 9% of total turnover in the third quarter, registered a 24% decline due to lower volume and prices.

Asia contributed 58% of Group turnover, versus 61% in the same quarter last year. Turnover in Asia declined by 16%. Overall core products turnover declined by 15% due to a 12% volume

decline and a 4% currency translation effect. In addition, the 24% decline in non-processed products was a factor leading to the reduced Asian turnover.

As a result of the lower turnover as well as higher product and marketing costs, PBIT in Asia for the third quarter decreased by 63% to US$2 million from US$5.4 million. For the nine-month period, PBIT in Asia declined by 30% to US$10 million.

Turnover in Europe and North America accounted for 42% of Group turnover, versus 39% in the same quarter last year. Turnover declined by 6% due to 4% lower volume and a slight decrease in pricing. The decline in volume was primarily a result of strict credit control for shipments to Europe. Overall, processed product sales were down but beverages, mainly pineapple juice concentrate, grew by 17%.

As a result of the lower turnover and higher product costs, PBIT in Europe/North America declined by 47% to US$2 million from US$3.8 million. However, for the nine-month period, PBIT in Europe/North America only declined by 2%.

Group operating cash flow during the quarter was US$0.8 million compared to US$2 million in the same quarter last year. Year-to-date operating cash flow was US$1.4 million compared to US$3 million last year.

Capital expenditure for the quarter decreased by 81% to US$0.6 million from US$2.9 million as the cornerstone fruit receiving system project was completed. This, along with other capital improvements, should enhance overall productivity in the future.

Effective 1 January 2003, the Group adopted International Accounting Standards (IAS) 41 as required by the International Accounting Standards Board (IASB). The impact of IAS 41 was an increase of 3Q 2003 PBIT and net profit of US$247,941 and US$224,386, respectively.

Without the adoption of this accounting policy, both PBIT and net profit of the Group would have decreased by 59% instead of 56%, over the prior year quarter (see "Other Operating Expenses" and "IAS 41" on pages 8 and 17).

VARIANCE FROM PROSPECT STATEMENT

The third quarter results are in line with the announcement issued on 22 October 2003 on the *revised business outlook for the full year 2003.*

BUSINESS OUTLOOK

The Company expects fourth quarter results to decline versus the same quarter last year, although not as steeply as in the third quarter. Therefore, full year 2003 profit is expected to be lower than that in 2002, as indicated in our revised business outlook statement issued on 22 October 2003.

Looking ahead, while the Company expects the residual effects of El Niño to continue into 2004, recent improvements in fruit quality suggest the worst is over. In addition, it is expected that exports will improve. However, the core Philippine market and the non-processed product segment are forecast to remain soft.

Overall, the Company expects an improved, although still difficult, operating environment for 2004, and anticipates that its financial performance will improve over 2003.

REVIEW OF TURNOVER AND PBIT

1. By geographical segments

In US$'000	Turnover			PBIT		
	For the three months ended 30 Sep		YoY Change	For the three months ended 30 Sep		YoY Change
	2003	2002	(%)	2003	2002 (Restated)	(%)
Asia	**25,111**	30,028	(16.4)	**1,971**	5,361	(63.2)
Europe/North America	**17,967**	19,044	(5.7)	**2,010**	3,766	(46.6)
Total	**43,078**	49,072	(12.2)	**3,981**	9,127	(56.4)

In US$'000	Turnover			PBIT		
	For the nine months ended 30 Sep		YoY Change	For the nine months ended 30 Sep		YoY Change
	2003	2002	(%)	2003	2002 (Restated)	(%)
Asia	**80,773**	88,929	(9.2)	**10,023**	14,298	(29.9)
Europe/North America	**46,907**	44,991	4.3	**8,232**	8,373	(1.7)
Total	**127,680**	133,920	(4.7)	**18,255**	22,671	(19.5)

See Notes to the Financial Statements number 4 for more details

Asia

Turnover in Asia in the third quarter, which accounted for 58% of Group turnover, declined by 16% to US$25.1 million from US$30 million due to lower volume and pricing for both core and non-core products.

In the Philippines, turnover for core products declined by 10% as a result of lower volume and translation effects from a weakening Peso. Volume decreased by 4% while the Peso depreciated by 6% from P51/US$ for the three month period 30 September 2002 to P54 for 30 September 2003. The rest of Asia reported a 29% decline in turnover due to lower volume.

PBIT for the region declined by 63% to US$2 million from US$5.4 million as a result of lower sales, higher product costs and higher marketing costs.

For the nine-month period, turnover in Asia declined by 9% to US$80.8 million while PBIT fell 30% to US$10 million versus the same period last year.

Europe/North America

Turnover in Europe/North America in the third quarter, which accounted for 42% of Group turnover, decreased by 6% due to a volume decline of 4% and a marginal price decrease of 1%. The Cirio Group of Italy, which is both a shareholder and a customer accounting for approximately 10% of Group turnover, is undergoing financial difficulties. The Company closely monitors all shipments and tightly manages its exposure to Cirio. As a result, shipments to Europe were lower in the quarter than they might otherwise have been. However, Cirio remains current in all amounts owed to the Company.

PBIT for Europe/North America decreased by 47% to US$2 million from US$3.8 million due to lower volume and higher product costs.

For the nine-month period, turnover in Europe/North America improved by 4% to US$46.9 million while PBIT declined by 2% to US$8.2 million versus the same period last year.

2. By business segments

In US$'000	Turnover			PBIT		
	For the three months ended 30 Sep		YoY Change	For the three months ended 30 Sep		YoY Change
	2003	2002	(%)	2003	2002 (Restated)	(%)
Processed Products	**27,862**	33,125	(15.9)	**2,093**	6,723	(68.9)
Beverages	**11,350**	10,841	4.7	**1,674**	1,891	(11.5)
Non-processed Products	**3,866**	5,106	(24.3)	**214**	513	(58.3)
Total	**43,078**	49,072	(12.2)	**3,981**	9,127	(56.4)

In US$'000	Turnover			PBIT		
	For the nine months ended 30 Sep		YoY Change	For the nine months ended 30 Sep		YoY Change
	2003	2002	(%)	2003	2002 (Restated)	(%)
Processed Products	**85,808**	88,494	(3.0)	**12,667**	16,246	(22.0)
Beverages	**31,322**	28,267	10.8	**5,205**	4,117	26.4
Non-processed Products	**10,550**	17,159	(38.5)	**383**	2,308	(83.4)
Total	**127,680**	133,920	(4.7)	**18,255**	22,671	(19.5)

See Notes to the Financial Statements number 4 for more details

Processed Products

Processed products, the largest product category, which contributed 65% of the Group's third quarter turnover, consist of processed fruits (pineapple solids and tropical mixed fruits), tomato-based products and other processed products such as pasta and condiments.

Turnover of processed products decreased by 16% to US$27.9 million from US$33.1 million, driven by decreases in volume and currency translation effect of 12% and 4%, respectively.

Third quarter PBIT of processed products declined by 69% to US$2.1 million from US$6.7 million, due to lower volume, increased product costs of 11% and higher marketing expenses.

For the nine-month period, turnover of processed products declined by only 3% to US$85.8 million while PBIT fell 22% to US$12.7 million versus the same period last year mainly due to higher product costs.

Beverages

Beverages consist of juices, juice drinks and pineapple juice concentrate. This segment accounted for 26% of the Group's turnover in the third quarter.

Turnover for this segment grew by 5% to US$11.4 million from US$10.8 million due to 4% higher pricing and a 1% increase in volume. This improvement was largely driven by pineapple juice concentrate, the turnover of which rose 17%, reflecting 2% higher volume and a 15% increase in pricing.

However, with higher product costs, PBIT of the beverages segment declined by 12% to US$1.7 million from US$1.9 million.

For the nine-month period, turnover of beverages grew by 11% to US$31.3 million while PBIT increased by 26% to US$5.2 million versus the same period last year.

Non-processed Products

Accounting for 9% of the Group's turnover in the third quarter, non-processed products consist mainly of the non-core cattle business and fresh pineapples – both sold only in Asia. The cattle operation is used for the disposal of pineapple pulp.

Turnover for this segment declined by 24% to US$3.9 million from US$5.1 million due to fewer cattle sold, and lower volume and prices for fresh pineapples.

As a result, this segment's PBIT decreased by 58% to US$0.2 million from US$0.5 million.

REVIEW OF COST OF GOODS SOLD AND OPERATING EXPENSES

% of Turnover	For the three months ended 30 Sep		For the nine months ended 30 Sep	
	2003	2002 (Restated)	2003	2002 (Restated)
Cost of Goods Sold	**78.1**	71.5	**72.9**	72.3
Distribution & Selling Expenses	**8.0**	5.3	**8.3**	6.6
Other Operating Expenses	**2.1**	2.4	**2.6**	2.6

Cost of Goods Sold

For the third quarter, cost of goods sold as a percent of turnover increased to 78.1% from 71.5% due to the effects from the El Niño weather pattern (resulting in lower harvest yields and consequently higher product costs). For the nine-month period, cost of goods sold as a percent of turnover increased marginally to 72.9% from 72.3%.

Distribution & Selling Expenses

For the third quarter, distribution & selling expenses as a percent of turnover rose to 8% from 5.3%. Distribution and selling expenses increased by 31% to US$3.4 million from US$2.6 million primarily due to higher marketing expenses. For the nine-month period, distribution & selling expenses as a percent of turnover increased to 8.3% from 6.6%.

Other Operating Expenses

For the third quarter, other operating expenses as a percent of turnover decreased slightly to 2.1% from 2.4% and was flat at 2.6% for the nine-month period. Operating expenses included the IAS 41 impact as follows (see Accounting Policies on Page 17):

In US$'000	For the three months ended 30 Sep		YoY Change	For the nine months ended 30 Sep		YoY Change
	2003	2002	(%)	2003	2002	(%)
Other operating expenses (before IAS 41)	**1,152**	1,170	(1.5)	**3,574**	3,421	4.5
Changes in fair value of livestock and harvested pineapples that remain unsold as at the end of the period	**(248)**	-	n/m	**(315)**	44	n/m
Other operating expenses (after IAS 41)	**904**	1,170	(22.7)	**3,259**	3,465	(5.9)

REVIEW OF GROUP ASSETS AND LIABILITIES

Extract of Accounts with Significant Variances in US$'000	As at		
	30 Sep 2003	30 Sep 2002 (Restated)	31 Dec 2002 (Restated)
Other assets	**8,221**	5,294	5,351
Inventories	**55,350**	51,858	41,197
Biological assets*	**37,339**	34,687	36,694
Accounts receivables	**17,064**	11,698	19,556
Due from affiliated companies (trade)	**3,237**	9,262	5,500
Other creditors and accruals	**(12,419)**	(18,757)	(16,040)

* Biological assets consist of deferred growing crops and livestock

Other Assets

Other assets increased compared to the same quarter last year and year-end 2002 because of advances to landowners for long-term leases of agricultural land (increase in rental rates and developmental costs of additional land procured during the period).

Inventories

Inventories increased compared to the same quarter last year mainly because of a higher stock of finished goods and raw materials due to lower sales, and the introduction of different packaging formats. Inventories at year-end are generally lower as a result of higher sales in the fourth quarter on account of the festive season.

Biological Assets

Biological assets increased compared to the same quarter last year and year-end 2002 because of higher deferred growing crop costs due to a greater number of acres under plantation.

Accounts Receivables

Accounts receivables increased significantly compared to the same quarter last year due to higher sales in markets with longer credit terms. However, accounts receivable for this quarter decreased versus year-end 2002 due to the seasonality of sales. Accounts receivables generally increase at year-end due to strong sales in the fourth quarter.

Due from an affiliated company

The decrease was due to lower volume as the Company tightly managed its exposure to the Cirio Group of Italy.

Other creditors and accruals

Other creditors and accruals decreased compared to the same quarter last year and year-end 2002 mainly due to the payout of the long-term incentive plan and timing of purchases/payments to suppliers.

SHARE CAPITAL

Ordinary shares issued and fully paid-up share capital	30 Sep 2003	30 Sep 2002	31 Dec 2002
Number of shares	**1,072,039,194**	1,071,629,194	1,071,629,194
Share capital (US$'000)	**10,720**	10,716	10,716

A total of 410,000 share options were exercised during the third quarter of 2003 and new shares were issued as a result thereof. As at 30 September 2003, the total number of outstanding share options was 19,615,265 (31 December 2002: 22,046,180). A total of 2,020,915 options have lapsed since 31 December 2002.

CASH FLOW AND LIQUIDITY

Cash flow in US$'000	
Net debt for the period ended 30 June 2003	(8,376)
Net cash from operating activities	839
Capital expenditure	(569)
Proceeds from disposal of fixed assets	15
Dividend payment	(4,395)
Proceeds from exercise of share options	115
Effect of exchange rate changes	(1,163)
Net debt for the period ended 30 September 2003	(13,534)

The "Effect of exchange rate changes" arose mainly from translation effects as the Peso depreciated against the US dollar to P55/US$ at 30 September 2003 from P53/US$ at 30 June 2003.

Liquidity in US$'000	30 Sep 2003	30 Sep 2002	31 Dec 2002
Gross borrowings	**36,529**	28,826	15,232
Short-term	**36,529**	28,826	15,232
Secured	-	-	-
Unsecured	**36,529**	28,826	15,232
Long-term			
Secured	-	-	-
Unsecured	-	-	-
Less: Cash and bank balances and short-term deposits	**22,995**	21,700	27,837
Net cash (debt)	**(13,534)**	(7,126)	12,605

The Group's net debt amounted to US$13.5 million as at 30 September 2003, compared to a net debt of US$7.1 million at 30 September 2002 and net cash of US$12.6 million at 31 December 2002. This was due to lower income generated during the period and payment of 2002 final dividend of US$16.7 million and 2003 interim dividend of US$4.4 million.

CAPITAL EXPENDITURE

In 3Q 2003, capital expenditure decreased by 81% to US$0.6 million from US$2.9 million in the same quarter last year. Capital expenditure continued to focus on productivity and quality-enhancing projects. The key projects for the quarter were:

- Final Phase of the fruit receiving project at the cannery
- Single-serve juice packaging to double the existing capacity
- Warehouse Extension for additional storage capacity

In US$'000	**For the three months ended 30 Sep**	
	2003	**2002**
Capex	**569**	2,934
Depreciation	**1,255**	1,074

DIVIDENDS

No dividends were declared for this quarter and corresponding prior year quarter.

DEL MONTE PACIFIC LIMITED
UNAUDITED PROFIT AND LOSS STATEMENTS

Amounts in US$'000	Group					
	For the three months ended 30 Sep			For the nine months ended 30 Sep		
	2003	2002 (Restated)	%	2003	2002 (Restated)	%
Turnover	**43,078**	49,072	(12.2)	**127,680**	133,920	(4.7)
Cost of sales	**(33,638)**	(35,105)	(4.2)	**(93,035)**	(96,822)	(3.9)
Gross profit	**9,440**	13,967	(32.4)	**34,645**	37,098	(6.6)
Distribution and selling expenses	**(3,442)**	(2,622)	31.3	**(10,622)**	(8,897)	19.4
General and administration expenses	**(725)**	(721)	0.6	**(2,144)**	(2,262)	(5.2)
Other operating expenses	**(904)**	(1,170)	(22.7)	**(3,259)**	(3,465)	(5.9)
Profit from operations	4,369	9,454	(53.8)	18,620	22,474	(17.1)
Financial income	**90**	139	(35.3)	**695**	696	(0.1)
Financial expense	**(972)**	(788)	23.4	**(1,746)**	(1,090)	60.2
Profit before tax	**3,487**	8,805	(60.4)	**17,569**	22,080	(20.4)
Tax	**(88)**	(1,095)	(92.0)	**(764)**	(1,171)	(34.8)
Net profit attributable to shareholders	**3,399**	7,710	(55.9)	**16,805**	20,909	(19.6)
Notes:						
Depreciation and amortisation	**(1,331)**	(1,150)	15.7	**(3,963)**	(3,364)	17.8
Financial income comprise the following:						
Interest income	90	139	(35.3)	**695**	499	39.3
Foreign exchange gain	-	-	-	-	197	(100.0)
	90	139	(35.3)	**695**	696	(0.1)
Financial expense comprise the following:						
Interest expense	**(584)**	(461)	26.7	**(1,381)**	(1,090)	26.7
Foreign exchange loss	**(388)**	(327)	18.7	**(365)**	-	n/m
	(972)	(788)	23.4	**(1,746)**	(1,090)	60.2

Earnings per ordinary share in US cents	Group			
	For the three months ended 30 Sep		For the nine months ended 30 Sep	
	2003	2002 (Restated)	2003	2002 (Restated)
Earnings per ordinary share based on net profit attributable to shareholders:				
(i) Based on existing issued share capital	**0.32**	0.72	**1.57**	1.95
(ii) On a fully diluted basis	**0.32**	0.72	**1.57**	1.95

DEL MONTE PACIFIC LIMITED
UNAUDITED BALANCE SHEETS

Amounts in US$'000	Group			Company		
	30 Sep 2003	30 Sep 2002 (Restated)	31 Dec 2002 (Restated)	30 Sep 2003	30 Sep 2002	31 Dec 2002
EQUITY						
Share capital	**10,720**	10,716	10,716	**10,720**	10,716	10,716
Share premium	**65,926**	65,815	65,815	**66,065**	65,954	65,954
Translation reserves	**(66,924)**	(63,141)	(64,360)	-	-	-
Revenue reserves	**126,899**	116,948	131,207	**1,767**	1,245	524
	136,621	130,338	143,378	78,552	77,915	77,194
ASSETS LESS LIABILITIES						
Fixed assets	**48,397**	47,392	48,441	-	-	-
Subsidiaries			-	**10,149**	10,149	10,149
Intangible assets	**9,392**	9,694	9,619	-	-	-
Other assets	**8,221**	5,294	5,351	-	-	-
Current assets						
Inventories	**55,350**	51,858	41,197	-	-	-
Biological assets *	**37,339**	34,687	36,694	-	-	-
Accounts receivable	**17,064**	11,698	19,556	-	-	-
Other debtors, deposits and prepayments	**7,078**	8,922	5,636	**132**	188	57
Due from subsidiaries (non-trade)	-	-	-	**80,357**	80,331	80,277
Due from affiliated companies (trade)	**3,237**	9,262	5,500	-	-	-
Due from shareholder companies (non-trade)	-	456	456	-	456	456
Short-term deposits	**22,639**	20,895	24,185	-	-	-
Cash and bank balances	**356**	805	3,652	**5**	4	4
	143,063	138,583	136,876	**80,494**	80,979	80,794

*Biological assets consist of deferred growing crops and livestock

DEL MONTE PACIFIC LIMITED
UNAUDITED BALANCE SHEETS (CONTINUED)

Amounts in US$'000	Group			Company		
	30 Sep 2003	30 Sep 2002 (Restated)	31 Dec 2002 (Restated)	30 Sep 2003	30 Sep 2002	31 Dec 2002
Current liabilities						
Accounts payable	**7,852**	7,698	8,967	**-**	-	-
Other creditors and accruals	**12,419**	18,757	16,040	**103**	353	593
Due to subsidiaries (non-trade)	**-**	-	-	**11,988**	12,860	13,156
Short-term borrowings (unsecured)	**36,529**	28,826	15,232	**-**	-	-
Provision for tax	**228**	37	1,139	**-**	-	-
	57,028	55,318	41,378	**12,091**	13,213	13,749
Net current assets	**86,035**	83,265	95,498	**68,403**	67,766	67,045
Non-current liabilities						
Due to an affiliated company (non-trade)	**(7,462)**	(7,244)	(7,279)	**-**	-	-
Deferred tax liabilities	**(7,962)**	(8,063)	(8,252)	**-**	-	-
	136,621	130,338	143,378	**78,552**	77,915	77,194

Net asset value per ordinary share in US cents	Group			Company		
	30 Sep 2003	30 Sep 2002 (Restated)	31 Dec 2002 (Restated)	30 Sep 2003	30 Sep 2002	31 Dec 2002
Net asset value per ordinary share	**12.74**	12.16	13.38	**7.33**	7.27	7.20

DEL MONTE PACIFIC LIMITED
UNAUDITED STATEMENTS OF CHANGES IN EQUITY

THE GROUP

Amounts in US$'000	Share capital	Share premium	Translation reserves	Revenue reserves	Total
As at 1 January 2002, as previously stated	10,716	65,815	(61,953)	114,596	129,174
Changes in accounting policies (IAS 41)	-	-	-	625	625
As at 1 January 2002, as restated	10,716	65,815	(61,953)	115,221	129,799
As at 1 July 2002	10,716	65,815	(60,169)	113,631	129,993
Currency translation differences	-	-	(2,972)	-	(2,972)
Net losses not recognised in profit and loss statements	-	-	(2,972)	-	(2,972)
Net profit attributable to shareholders	-	-	-	7,710	7,710
Dividends	-	-	-	(4,393)	(4,393)
As at 30 September 2002	10,716	65,815	(63,141)	116,948	130,338
As at 1 January 2003, as previously stated	10,716	65,815	(64,360)	130,575	142,746
Changes in accounting policies (IAS 41)	-	-	-	632	632
As at 1 January 2003, as restated	10,716	65,815	(64,360)	131,207	143,378
As at 1 July 2003	10,716	65,815	(64,867)	127,895	139,559
Currency translation differences	-	-	(2,057)	-	(2,057)
Net losses not recognised in profit and loss statements	-	-	(2,057)	-	(2,057)
Share issued under share option plan	4	111	-	-	115
Net profit attributable to shareholders	-	-	-	3,399	3,399
Dividends	-	-	-	(4,395)	(4,395)
As at 30 September 2003	10,720	65,926	(66,924)	126,899	136,621

THE COMPANY

Amounts in US$'000	Share Capital	Share premium	Translation Reserves	Revenue reserves	Total
As at 1 January 2002	10,716	65,954	-	493	77,163
As at 1 July 2002	10,716	65,954	-	1,476	78,146
Net profit attributable to shareholders	-	-	-	4,162	4,162
Dividends	-	-	-	(4,393)	(4,393)
As at 30 September 2002	10,716	65,954	-	1,245	77,915
As at 1 January 2003	10,716	65,954	-	524	77,194
As at 1 July 2003	10,716	65,954	-	16	76,686
Share issued under share option plan	4	111	-	-	115
Net profit attributable to shareholders	-	-	-	6,146	6,146
Dividends	-	-	-	(4,395)	(4,395)
As at 30 September 2003	10,720	66,065	-	1,767	78,552

DEL MONTE PACIFIC LIMITED
UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

Amounts in US$'000	For the three months ended 30 Sep		For the nine months ended 30 Sep	
	2003	2002 (Restated)	2003	2002 (Restated)
Cash flows from operating activities				
Net profit attributable to shareholders	**3,399**	7,710	**16,805**	20,909
Adjustments for:				
Depreciation and amortisation	**1,331**	1,150	**3,963**	3,364
Provision for stock obsolescence	**213**	-	**213**	-
Provision for doubtful debts	**133**	20	**152**	59
Provision for (write-back) deferred income tax	**(344)**	288	**(24)**	229
(Gain) loss on disposal of fixed assets	**(6)**	31	**(27)**	49
Operating profit before working capital changes	**4,726**	9,199	**21,082**	24,610
Decrease (increase) in:				
Other assets	**(171)**	(517)	**(2,870)**	(1,936)
Inventories	**(1,124)**	(1,999)	**(14,353)**	(12,334)
Biological assets	**(436)**	1,821	**(645)**	796
Accounts receivables	**(3,326)**	(952)	**2,373**	3,478
Other debtors, deposits and prepayments	**1,581**	2,324	**(1,442)**	(1,375)
Due from/(to) affiliated companies	**(321)**	(4,785)	**2,902**	(2,852)
Increase (decrease) in:				
Accounts payable and accrued liabilities	**(266)**	(3,141)	**(4,736)**	(6,652)
Provision for taxation	**176**	34	**(911)**	(689)
Net cash from operating activities	**839**	1,984	**1,400**	3,046
Cash flows from investing activities				
Proceeds from disposal of fixed assets	**15**	5	**39**	77
Purchase of fixed assets	**(569)**	(2,934)	**(5,234)**	(7,372)
Net cash used in investing activities	**(554)**	(2,929)	**(5,195)**	(7,295)
Cash flows from financing activities				
Short-term borrowings	**7,762**	8,667	**21,297**	21,754
Proceeds from exercise of stock options	**115**	-	**115**	-
Dividends paid	**(4,395)**	(4,393)	**(21,113)**	(19,182)
Net cash used in financing activities	**3,482**	4,274	**299**	2,572
Effect of exchange rate changes on cash and cash equivalents	**(1,163)**	(1,919)	**(1,346)**	(788)
Net increase/ (decrease) in cash and cash equivalents	**2,604**	1,410	**(4,842)**	(2,465)
Cash and cash equivalents, beginning of period	**20,391**	20,290	**27,837**	24,165
Cash and cash equivalents, end of period	**22,995**	21,700	**22,995**	21,700

DEL MONTE PACIFIC LIMITED
UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)

Supplemental Disclosures of Cash Flow Information

Amounts in US$'000	**For the three months ended 30 Sep**		**For the nine months ended 30 Sep**	
	2003	**2002 (Restated)**	**2003**	**2002 (Restated)**
(a) Cash paid (received) during the year, included in operating activities				
Interest expense	**452**	373	**1,041**	809
Interest income	**(87)**	(136)	**(651)**	(542)
Income taxes	**228**	552	**1,655**	1,622
(b) Analysis of the balances of cash and cash equivalents				
Cash and bank balances	**356**	805	**356**	805
Short-term deposits	**22,639**	20,895	**22,639**	20,895
	22,995	21,700	**22,995**	21,700

NOTES TO THE FINANCIAL STATEMENTS

Certain comparative figures have been restated due to adjustment resulting from changes in accounting standards.

1. FINANCIAL HIGHLIGHTS IN SINGAPORE DOLLARS

Amounts in S$'000 unless otherwise stated	For the three months ended 30 Sep 2003	For the three months ended 30 Sep 2002 (Restated)	YoY Change (%)	For the nine months ended 30 Sep 2003	For the nine months ended 30 Sep 2002 (Restated)	YoY Change (%)
Turnover	**75,387**	86,367	(12.7)	**223,440**	241,056	(7.3)
Gross profit	**16,520**	24,582	(32.8)	**60,629**	66,776	(9.2)
Gross profit margin (%)	***21.9***	*28.5*	*(6.6 ppt)*	***27.1***	*27.7*	*(0.6 ppt)*
EBITDA	**9,975**	18,663	(46.6)	**39,520**	46,508	(15.0)
EBITDA margin (%)	***13.2***	*21.6*	*(8.4 ppt)*	***17.7***	*19.3*	*(1.6 ppt)*
PBIT	**6,967**	16,064	(56.6)	**31,946**	40,808	(21.7)
PBIT margin (%)	***9.2***	*18.6*	*(9.4 ppt)*	***14.3***	*16.9*	*(2.6 ppt)*
Net profit	**5,948**	13,570	(56.2)	**29,409**	37,636	(21.9)
Net profit margin (%)	***7.9***	*15.7*	*(7.8 ppt)*	***13.2***	*15.6*	*(2.4 ppt)*
EPS (SG cents)	**0.56**	1.27	(55.9)	**2.75**	3.51	(21.7)
Net debt	**23,685**	12,542	88.8	**23,685**	12,827	84.6
Cash flow from operations	**1,468**	3,492	(58.0)	**2,450**	5,483	(55.3)
Capital expenditure	**996**	5,164	(80.7)	**9,160**	13,270	(31.0)
Dividend per share (SG cents)	**-**	-	-	**0.72**	0.74	(2.7)

Note: S$/US$ conversion rate of 1.75 (3Q03 & 9M03), 1.76 (3Q02) and 1.80 (9M02)

2. AUDIT

The figures have neither been audited nor reviewed by the Group's auditors.

3. ACCOUNTING POLICIES

The accounting policies and methods of computation for the preparation of the financial statements for the quarter ended 30 September 2003 are consistent with those disclosed in the audited financial statements for the year ended 31 December 2002, with the exception of the adoption of IAS 41 as required by the IASB and described below.

International Accounting Standard (IAS) 41, Agriculture

IAS 41 which took effect for financial years beginning on or after 1 January 2003, establishes accounting treatment, financial statement preparation, and disclosures related to agricultural activity. Agricultural activity is the management by an enterprise of the biological transformation of living animals or plants (biological assets) for sale, into agricultural produce, or into additional biological assets.

The standard requires biological assets and agricultural produce at the point of harvest, to be measured on initial recognition and at each balance sheet date at its fair value less estimated point-of-sales costs. Gain and loss arising from these measurements should be included in the net profit or loss for the period in which it arises. However, where fair value of the biological assets cannot be measured reliably, the biological assets should be stated at cost less accumulated depreciation and any accumulated impairment losses.

The adoption of IAS 41 has resulted in the Group stating its biological assets (livestock) and its agriculture produce (harvested pineapples) at its fair value less estimated point-of-sale costs, except for some of its biological assets (growing crops) where the fair value cannot be measured reliably. For such biological assets, they are measured at costs less any accumulated depreciation and any accumulated impairment losses.

Previously, all of the Group's biological assets (including livestock) and agricultural produce (harvested pineapples) were stated in the balance sheet of the Group at the lower of cost and net realisable value. The change has been applied retrospectively by adjusting the opening balance of revenue reserves as at 1 January 2002. The comparative figures have been restated accordingly.

The change in accounting policy has resulted in the Group increasing the carrying value of its inventories and biological assets, net of tax, by US$0.6 million, as at 1 January 2002 with corresponding increase in the revenue reserves as at 1 January 2002.

Changes in fair values less estimated point-of-sale costs of livestock and harvested pineapples included in the profit and loss account are as follows:

In US$'000	**For the three months ended 30 Sep**		**For the nine months ended 30 Sep**	
Changes in fair value	**2003**	**2002**	**2003**	**2002**
Included in costs of sales, relating to livestock and harvested pineapples sold during the period	**1,814**	2,324	**4,988**	6,090
Included in operating expenses, relating to livestock and harvested pineapples remaining unsold as at the end of the period	**248**	-	**315**	(44)
Total change in fair value	**2,062**	2,324	**5,303**	6,046

Due to the change in fair values of livestock and agricultural produce that remain unsold at each reporting period, the adoption of IAS 41 had the effect of increasing the Group's PBIT and net profit for 3Q 2003 by US$247,941 and US$224,386, respectively.

In US$'000	**For the three months ended 30 Sep**		**For the nine months ended 30 Sep**	
IAS 41 Impact on Profitability	**2003**	**2002**	**2003**	**2002**
PBIT	**248**	-	**315**	(44)
Net profit	**224**	-	**285**	(40)

4. GROUP SEGMENTAL REPORTING

By business segments

For the nine months ended 30 Sep 2003 In US$'000	Processed Products	Beverages	Non-Processed Products	Consolidated
Turnover	85,808	31,322	10,550	127,680
Profit from operations, representing segment result	12,919	5,312	389	18,620
Net foreign exchange loss	(252)	(107)	(6)	(365)
Profit before interest and tax	12,667	5,205	383	18,255
Net interest expense	(469)	(201)	(16)	(686)
Profit before tax	12,198	5,004	367	17,569
Tax				(764)
Net profit attributable to shareholders				16,805
Segment assets	121,503	55,592	8,983	186,078
Unallocated assets				22,995
Consolidated total assets				209,073
Segment liabilities	20,924	5,998	811	27,733
Unallocated liabilities				44,719
Consolidated total liabilities				72,452
Capital expenditure	3,128	2,058	48	5,234
Depreciation	2,168	1,445	123	3,736
Amortisation	147	57	23	227

For the nine months ended 30 Sep 2002 (Restated) in US$'000	Processed Products	Beverages	Non-Processed Products	Consolidated
Turnover	88,494	28,267	17,159	133,920
Profit from operations, representing segment result	16,103	4,078	2,293	22,474
Net foreign exchange gain	143	39	15	197
Profit before interest and tax	16,246	4,117	2,308	22,671
Net interest expense	(434)	(118)	(39)	(591)
Profit before tax	15,812	3,999	2,269	22,080
Tax				(1,171)
Net profit attributable to shareholders				20,909
Segment assets	120,417	49,506	9,340	179,263
Unallocated assets				21,700
Consolidated total assets				200,963
Segment liabilities	24,744	7,214	1,741	33,699
Unallocated liabilities				36,926
Consolidated total liabilities				70,625
Capital expenditure	4,551	2,734	87	7,372
Depreciation	1,895	1,103	139	3,137
Amortisation	142	52	33	227

By geographical segments

In US$'000	Turnover		Capital expenditure		Total assets	
	For the nine months ended 30 Sep				As at 30 Sep	
	2003	2002	2003	2002	2003	2002
Asia	**80,773**	88,929	**5,234**	7,372	**209,073**	200,963
Europe/North America	**46,907**	44,991	-	-	-	-
Total	**127,680**	133,920	**5,234**	7,372	**209,073**	200,963

5. QUARTERLY TURNOVER AND PBIT BREAKDOWN

In US$'000	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03	3Q03
Turnover	35,139	49,709	49,072	62,450	35,061	49,541	**43,078**
PBIT	4,426	9,118	9,127	16,367	4,987	9,287	**3,981**
Net profit attributable to shareholders	4,781	8,418	7,710	14,259	4,870	8,536	**3,399**

6. INTERESTED PERSON TRANSACTIONS

The aggregate value of interested person transactions conducted pursuant to shareholders' mandate obtained in accordance with Chapter 9 of the Singapore Exchange's Listing Manual was as follows:

In US$'000	For the three months ended 30 Sep		For the nine months ended 30 Sep	
	2003	2002	2003	2002
Income				
Sales to Cirio Del Monte group of companies	**4,559**	6,930	**10,561**	15,369
Sales to Macondray group of companies	**370**	254	**1,655**	1,357
Financial income from Cirio Del Monte group of companies	-	89	**342**	129
Sub-total	**4,929**	7,273	**12,558**	16,855
Expenses				
Purchases from Cirio Del Monte group of companies	-	**(68)	**154**	170
Purchases from Macondray group of companies	**303**	494	**1,981**	1,992
Purchases from Waterloo Land and Livestock Co. Pty. Ltd. (WALLCO)*	**2,823**	2,316	**6,150**	3,332
Sub-total	**3,126**	2,742	**8,285**	5,494
Aggregate value	**8,055**	10,015	**20,843**	22,349

*WALLCO became an affiliated company in May 2002.
** Prior years discounts from CDMI

RISK MANAGEMENT

Group Assets

It is the Group's practice to assess annually with its insurance brokers the risk exposure relating to the assets of, and possible liabilities from, its operations. All insured assets are insured at current replacement values. Additions during the current year are automatically included with provision for inflation-protection. At the end of the financial year under review, all major risks were adequately covered, except where the premium costs were considered excessive in relation to the probability and extent of a loss.

Foreign Currency

In the normal course of business, the Group enters into transactions denominated in various foreign currencies. In addition, the Company and its subsidiaries maintain their respective books and accounts in their reporting currencies. As a result, the Group is subject to transaction and translation exposures resulting from currency exchange rate fluctuations. However, to minimise such foreign currency exposures, the Group uses forward exchange contracts, foreign currency borrowings and natural hedge. The Group has a natural hedge against US dollar fluctuations as our US dollar-denominated revenues generally exceed our US dollar-denominated costs. It is not the Group's policy to take speculative positions in foreign currencies. Existing forward exchange contracts cover present and future trade commitments as well as other liabilities.

Inflation

The Group's costs are affected by inflation, and its effects may continue to be felt in future periods. However, the Group has historically reduced the impact of cost increases by actively controlling its overall cost structure and introducing productivity-enhancing measures.

Cash Management

The Group's cash balances are placed with reputable global and major Philippine banks and financial institutions. They are also invested in short-term government securities. The Group manages its interest rate risk on its interest income by placing the cash balances with varying maturities and interest rate terms.

Credit Risk

The Group sells its products through major distributors and buyers in various geographical regions. Management has implemented a credit risk policy which includes, among others, the requirement of certain securities to be posted to secure prompt observance and performance of the obligations of its distributors and other buyers from time to time. The group monitors its outstanding trade receivables on an ongoing basis; however, there is no significant concentration of credit risk with any distributor or buyer.

International Business

The Group's overall earnings from its trading activities with international customers are primarily affected by movements in the worldwide consumption of and demand for pineapple products, and the prices for such products. However, the demand and supply risk associated with the Group's international business is minimised by the nature of its long-term supply agreements, five of which are with various Del Monte brand owners around the world. These contracts have various mechanisms with regard to pricing and off-take that help limit the downside risk of the Group's international business. In some cases, the Group is protected by the existence of price floors whereby the Group is able to recover its production costs. In other instances, the Group has the right of first refusal to supply additional quantities at prices no worse than those from alternative sources.

Operations

As an integrated producer of processed pineapple and mixed tropical fruit products for the world market, the Group's earnings are inevitably subject to certain risk factors, which include general economic and business conditions, change in business strategy or development plans, weather conditions, crop yields, raw material costs and availability, competition, market acceptance of new products, industry trends, and changes in government regulations, including, without limitation, environmental regulations.

The Group's exposure to these risks is managed through the following processes, among others:

- Development and execution of a realistic long-term strategic plan and annual operating plan
- Securing long-term land leases with staggered terms
- Increasing production and packaging capacity
- Pursuit of productivity-enhancing and efficiency-generating work practices and capital projects
- Focus on consumption-driven marketing strategies
- Continuous introduction of new products and line extensions with emphasis on innovation, quality, competitiveness and consumer appeal
- Increased penetration of high-growth distribution channels
- Building on closer working relationships with business partners
- Close monitoring of changes in legislation and government regulations affecting the Group's business

CORPORATE PROFILE

Listed on the Mainboard of the Singapore Exchange, Del Monte Pacific Limited (Bloomberg: DELM SP/ Reuters: DMPL.SI) is a group of companies engaged in the production, marketing and distribution of premium-branded food and beverage products.

The Group owns the Del Monte brand in the Philippines, where it enjoys leading market shares for pineapple juice, juice drinks, pineapple solids, mixed fruits, tomato sauce, spaghetti sauce and tomato ketchup, and also markets products under its second-tier brand, Today's. Del Monte Pacific also holds the exclusive rights to produce and distribute food and beverage products under the Del Monte brand in the Indian sub-continent.

Operating one of the world's largest fully integrated pineapple operations, the Group is the global low-cost producer of pineapple and has long-term supply agreements with Del Monte trademark owners and licensees around the world.

Del Monte Pacific Limited and its subsidiaries (the "Company" or "Group") are not affiliates of Del Monte Corporation and its parent, Del Monte Foods Company, or Fresh Del Monte Produce, Inc. and its subsidiaries, or Kikkoman Corporation and its subsidiaries, including Del Monte Asia Pte Ltd.

Further information on the Company is available at www.delmontepacific.com

To subscribe to our email alerts, please send a request to invest@delmontepacific.com

MASNET No. 41 OF 14.11.2003
Announcement No. 41

DEL MONTE PACIFIC LIMITED

Third Quarter 2003 Conference Call Q&A Highlights – 14 November 2003

1. **Please explain the reasons behind the margin decline**
The margin decline was largely due to the El Nino impact which drove up product costs.

2. **Why did volume decline?**
Our volume was affected by weaker market for non-processed products (cattle and fresh pineapples), lower export sales due to strict credit controls relating to shipments to Europe, and a soft Philippine economy.

3. **How much longer will El Nino impact you?**
El Nino is a cyclical phenomenon which occurs about every five years. It hit us in early 2003, and given the 18-month gestation of our pineapple growing cycle, it should still have residual effects into 2004. Recently, improvements in fruit quality suggest the worst is over.

4. **Will you recover from El Nino as strongly as in the past?**
The last El Nino in 1997 was more severe affecting global pineapple supply. Prices shot up significantly plus the currency depreciated impacting us positively in 1999. This time, El Nino is not as severe as the one in 1997 (although more than we originally anticipated), and pricing is not as high as before.

5. **Please update us on the Cirio situation**
The Board of Del Monte Pacific Limited ("DMPL") would like to refer to press reports stating that Cirio Finanziaria SpA ("Cirio"), which defaulted on about 1.2 billion Euros of bonds last year, has now been placed under Amministrazione Straordinaria ("AS"), similar to Chapter 11 in the US.

   The Cirio group is a major shareholder of DMPL, as well as, through operating subsidiaries, a customer accounting for about 10% of DMPL group's sales. Currently, the operating subsidiaries of Cirio with which DMPL trades are not governed by Chapter 11. The Company closely monitors all shipments and tightly manages its exposure to Cirio. However, Cirio remains current in all amounts owed to the Company.

6. **How are your value added products doing and how much do they account of sales?**
The sales of value added products (tropical fruit in glass jars and plastic cups, and premium grade fruit syrup) in the third quarter were below expectations. Value added products, sold in Europe/North America, accounted for 6% of that region's turnover for the nine-month period. We continue to work on projects to increase value added sales.

7. **What is your guidance on capex for next year?**
Capex will approximate the depreciation level as we have already finished the

major capex of fruit receiving project this year.

8. **With the lower capex, will you be paying higher dividends?**
Dividends are a function of profits and business development plans. Our minimum dividend payout policy is 33% of net profit.

9. **Any acquisition in the pipeline?**
We are actively looking for opportunities.

10. **Has competition in the Philippines intensified?**
Last year, we saw strong new entrants in the sauce category. While there is intense competition, the real change this year is the softness in the Philippine economy. However, we managed to increase market share in the major categories that we are in.

11. **What is the outlook for next year?**
Looking ahead, while the Company expects the residual effects of El Niño to continue into 2004, recent improvements in fruit quality suggest the worst is over. In addition, it is expected that exports will improve. New products will continue to grow. However, the core Philippine market and the non-processed product segment are forecast to remain soft. There will be inflationary pressure on non-fruit costs.

Overall, the Company expects an improved, although still difficult, operating environment for 2004, and anticipates that its financial performance will improve over 2003.

Submitted by Yvonne Choo, Company Secretary on 14/11/2003 to the SGX

Attn: Ginny
(F: 632 84 80308)
Fr: Sangeeta
For ur record

MASNET No. 29 OF 17.12.2003
Announcement No. 29

SEC. NO. 82-5068

DEL MONTE PACIFIC LIMITED

RESIGNATION OF DIRECTOR

The Board of Directors of Del Monte Pacific Limited (the "Company" or "DMPL") wishes to announce the resignation of Mr Aldo Marsegaglia as a non-executive Director of the Company on 15 December 2003.

The Board of DMPL records its appreciation to Mr Marsegaglia for his services and contribution to the Company and wish him well in his future endeavours.

By Order of the Board
DEL MONTE PACIFIC LIMITED

Submitted by Yvonne Choo, Company Secretary on 17/12/2003 to the SGX

Miergas, Gigi T.

From: Invest [invest@delmontepacific.com]
Sent: Thursday, November 06, 2003 10:11 AM
To: invest@delmontepacific.com
Subject: DEL MONTE PACIFIC RELEASES 3Q03 RESULTS ON THU, 13 NOV 2003

Del Monte Pacific Releases 3Q03 Results on Thu, 13 Nov 2003

Del Monte Pacific will release the Group's Third Quarter 2003 financial results on Thursday, 13 November 2003.

There will be no briefing. Instead, we will hold a conference call on Friday, 14 November at 10:00am. You may dial-in (65) 6668 1302 with conference code 703385#. A replay is available for 3 days and you may dial-in (65) 6668 1322 with reference 154573#.

The Management Discussion and Analysis (MDA) and the PowerPoint Presentation on the results will be posted on www.delmontepacific.com after market closes on 13 November 2003.

If you have queries, please contact Jennifer Luy at (65) 6228 9702.

Yours sincerely,

Investor Relations
Del Monte Pacific Limited

www.delmontepacific.com

To Contact Us
invest@delmontepacific.co
T: +65 6324 6822
F: +65 6221 9477

SEC. NO. 82-5068

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Del Monte Pacific Limited and its subsidiaries are not affiliates of Del Monte Corporation and its parent, Del Monte Foods Company, or Fresh D Produce, Inc. and its subsidiaries, or Kikkoman Corporation and its subsidiaries, including Del Monte Asia Pte Ltd.

0

SEC. NO. 82-5068

Miergas, Gigi T.

From: Invest [invest@delmontepacific.com]

Sent: Thursday, November 13, 2003 6:23 PM

To: invest@delmontepacific.com

Subject: DEL MONTE PACIFIC NINE-MONTH RESULTS IMPACTED BY EL NINO

Del Monte Pacific Nine-Month Results Impacted By El Nino

- 9M turnover down 5% to US$128m; 9M net profit fell 20% to US$16.8m
- 3Q turnover declined 12% to US$43m; 3Q net profit down 56% to US$3.4m
- 3Q profits particularly affected by higher El Niño-related product costs

Singapore, 13 November 2003 – Mainboard-listed Del Monte Pacific Limited (Bloomberg: DELM SP, Reuters: DMPL.SI) announced its turnover for the first nine-months of 2003 was US$127.7 million, down 5% versus the prior year, while net profit fell 20% to US$16.8 million from US$20.9 million.

Third quarter turnover was US$43.1 million, down 12% compared to that of the same quarter last year, while net profit fell 56% to US$3.4 million from US$7.7 million.

"As announced recently, third quarter results were hit much harder than earlier anticipated by higher El Niño-related product costs," said Mr. Tony Chew Leong-Chee, Chairman of DMPL.

In addition, third quarter turnover was affected by weaker market for non-processed products, lower export sales due to strict credit controls relating to shipments to Europe, and a soft Philippine economy.

Turnover of processed products declined by 16% in the third quarter, while the beverage segment - accounting for 26% of Group turnover - grew by 5% driven by higher pricing.

Overall, the Group's gross profit margin declined by 6.6 percentage points to 21.9% from 28.5% primarily due to higher product costs.

PBIT decreased by 56% to US$4 million from US$9.1 million reflecting lower sales, higher product costs and higher marketing expenses.

The Company expects the fourth quarter results to decline versus the same quarter last year, although not as steeply as in the third quarter. Therefore, full year 2003 profit is expected to be lower than that in 2002, as indicated in our revised business outlook statement issued on 22 October 2003.

Looking ahead, while the Company expects the residual effects of El Niño to continue into 2004, recent improvements in fruit quality suggest the worst is

www.delmontepacific.com

To Contact Us
invest@delmontepacific.co
T: +65 6324 6822
F: +65 6221 9477

over. In addition, it is expected that exports will improve. However, the core Philippine market and the non-processed product segment are forecast to remain soft.

Overall, the Company expects an improved, although still difficult, operating environment for 2004, and anticipates that its financial performance will improve over 2003.

For the Management Discussion and Analysis report and the PowerPoint Presentation on the results,
please click http://www.delmontepacific.com/ir/financial.htm.

We will hold a conference call tomorrow, Friday, 14 November at 10:00am. You may dial-in (65) 6668 1302 with conference code 703385#. A replay is available for 3 days and you may dial-in (65) 6668 1322 with reference 154573#.

Yours sincerely,

Investor Relations
Del Monte Pacific Limited

SEC. NO. 82-5060

Miergas, Gigi T.

From: Invest [invest@delmontepacific.com]

Sent: Friday, November 14, 2003 4:52 PM

To: invest@delmontepacific.com

Subject: DEL MONTE PACIFIC 3Q03 CONFERENCE CALL Q&A HIGHLIGHTS

Del Monte Pacific Limited
Conference Call Q&A Highlights on Third Quarter 2003 Results
November 14, 2003, 10 A.M.

www.delmontepacific.com

To Contact Us
invest@delmontepacific.co
T: +65 6324 6822
F: +65 6221 9477

1. ***Please explain the reasons behind the margin decline***
   The margin decline was largely due to the El Nino impact which drove up product costs.

2. ***Why did volume decline?***
   Our volume was affected by weaker market for non-processed products (cattle and fresh pineapples), lower export sales due to strict credit controls relating to shipments to Europe, and a soft Philippine economy.

3. ***How much longer will El Nino impact you?***
   El Nino is a cyclical phenomenon which occurs about every five years. It hit us in early 2003, and given the 18-month gestation of our pineapple growing cycle, it should still have residual effects into 2004. Recently, improvements in fruit quality suggest the worst is over.

4. **Will you recover from El Nino as strongly as in the past?**
   The last El Nino in 1997 was more severe affecting global pineapple supply. Prices shot up significantly plus the currency depreciated impacting us positively in 1999. This time, El Nino is not as severe as the one in 1997 (although more than we originally anticipated), and pricing is not as high as before.

5. **Please update us on the Cirio situation**
   The Board of Del Monte Pacific Limited ("DMPL") would like to refer to press reports stating that Cirio Finanziaria SpA ("Cirio"), which defaulted on about 1.2 billion Euros of bonds last year, has now been placed under Amministrazione Straordinaria ("AS"), similar to Chapter 11 in the US.

   The Cirio group is a major shareholder of DMPL, as well as, through operating subsidiaries, a customer accounting for about 10% of DMPL group's sales. Currently, the operating subsidiaries of Cirio with which DMPL trades are not governed by Chapter 11. The Company closely monitors all shipments and tightly manages its exposure to Cirio. However, Cirio remains current in all amounts owed to the Company.

6. **How are your value added products doing and how much do they**

account of sales?
The sales of value added products (tropical fruit in glass jars and plastic cups, and premium grade fruit syrup) in the third quarter were below expectations. Value added products, sold in Europe/North America, accounted for 6% of that region's turnover for the nine-month period. We continue to work on projects to increase value added sales.

7. **What is your guidance on capex for next year?**
Capex will approximate the depreciation level as we have already finished the major capex of fruit receiving project this year.

8. **With the lower capex, will you be paying higher dividends?**
Dividends are a function of profits and business development plans. Our minimum dividend payout policy is 33% of net profit.

9. **Any acquisition in the pipeline?**
We are actively looking for opportunities.

10. **Has competition in the Philippines intensified?**
Last year, we saw strong new entrants in the sauce category. While there is intense competition, the real change this year is the softness in the Philippine economy. However, we managed to increase market share in the major categories that we are in.

11. **What is the outlook for next year?**
Looking ahead, while the Company expects the residual effects of El Niño to continue into 2004, recent improvements in fruit quality suggest the worst is over. In addition, it is expected that exports will improve. New products will continue to grow. However, the core Philippine market and the non-processed product segment are forecast to remain soft. There will be inflationary pressure on non-fruit costs.

Overall, the Company expects an improved, although still difficult, operating environment for 2004, and anticipates that its financial performance will improve over 2003.